SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 20, 2003

SKYLINE CORPORATION
(Exact name of registrant as specified in its charter)

INDIANA	1-4714
(State of Incorporation)	(Commission File Number)

35-1038277
(IRS Employee Identification No.)

P. O. Box 743, 2520 By-Pass Road   Elkhart, IN 46515
(Address of principal executive offices) (Zip)

(574) 294-6521
(Registrant's telephone number, including area code)

Item 5. Other Events

ELKHART, INDIANA --- MARCH 20, 2003

SKYLINE REPORTS THIRD QUARTER AND NINE MONTHS RESULTS

Sales for the third quarter of Skyline Corporation's 2003 fiscal year were $87,709,000 compared to $96,080,000 last year. Net loss for the three month period was $827,000, equal to $0.10 per share compared to net income of $869,000, equal to $0.l0 per share for the same period a year ago.

Sales for the first nine months of fiscal 2003 were $316,668,000 compared to $336,359,000 for the first nine months of fiscal 2002. For the first nine months of fiscal 2003 net earnings were $2,946,000, or $0.35 per share compared to $8,l80,000, or $0.97 per share for the first nine months of fiscal 2002.

Sales of Skyline's manufactured housing group for the third quarter of fiscal 2003 were $62,355,000, down from the $74,3l7,000 of a year ago. For the first nine months of fiscal 2003, sales by the manufactured housing group were $222,061,000, a decrease from the $261,424,000 recorded for the first nine months of fiscal 2002. Manufactured housing sales continued to be affected by difficult market conditions, restrictive retail financing, and the U.S. economy.

For the recreational vehicle (RV) group, sales for the third quarter of fiscal 2003 were $25,354,000, up from the $21,763,000 of the third quarter of fiscal 2002. For the first nine months of fiscal 2003 sales by the RV group were $94,607,000, an increase from the $74,935,000 of the same period a year ago. The increase in RV sales for the nine months is a reflection of an industry-wide improvement in market conditions for towable recreational vehicles that began in early calendar year 2002.

As we begin the fourth quarter, the difficult market conditions, along with economic uncertainty and increased global tension, continue to have an impact. Skyline has maintained its traditionally strong balance sheet with no long-term debt and a healthy position in cash and temporary cash investments. This financial strength, along with a management team seasoned by prior experiences with industry downturns, should help the company meet the challenges ahead.

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SKYLINE CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF EARNINGS

(Dollars in thousands except per share)

	Three Months Ended February 28, (Unaudited)		Nine Months Ended February 28, (Unaudited)	
	2003	2002	***2003***	2002
Sales	***$ 87,709***	$ 96,080	***$ 316,668***	$ 336,359
(Loss) earnings before income taxes	***(1,347)***	1,461	***4,928***	13,506
(Benefit) provision for income taxes	***(520)***	592	***1,982***	5,326
Net (loss) earnings	***$ (827)***	$ 869	***$ 2,946***	$ 8,180
Basic (loss) earnings per share	***$ (.10)***	$ .10	***$ .35***	$ .97
Weighted average common shares outstanding	***8,391,244***	8,391,244	***8,391,244***	8,391,244

SKYLINE CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	February 28, (Unaudited)	
ASSETS	***2003***	2002
Cash and temporary cash investments	***$ 152,504***	$ 152,402
Accounts receivable	***23,237***	25,622
Inventories	***9,514***	9,519
Other current assets	***8,635***	8,226
Total Current Assets	***193,890***	195,769
Property, Plant and Equipment, net	***39,883***	42,059
Other Assets	***4,653***	4,303
	$ 238,426	$ 242,131
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable, trade	***$ 4,736***	$ 5,472
Accrued liabilities	***32,916***	36,901
Income taxes payable	***-***	203
Total Current Liabilities	***37,652***	42,576
Other Deferred Liabilities	***4,126***	3,886
Common stock	***312***	312
Additional paid-in capital	***4,928***	4,928
Retained earnings	***257,152***	256,173
Treasury stock, at cost, 2,825,900 shares in 2003 and 2002	***(65,744)***	(65,744)
Total Shareholders' Equity	***196,648***	195,669
	$ 238,426	$ 242,131